Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Exhibit

The following is a summary of the Group’s investment properties as of June 30, 2020 prepared in accordance with SEC Regulation S-X 12-28 (all amounts in millions, except otherwise indicated):

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Rental properties

Operations Center in Argentina
Abasto Shopping	-	191	5.264	242	191	5.506	5.697	3	1.110	6.810	Nov-98	Jul-94
Alto Palermo Shopping	-	170	7.839	512	170	8.351	8.521	5	(280)	8.246	Oct-90	Nov-97
Alto Avellaneda	-	339	3.434	775	339	4.209	4.548	8	93	4.649	Oct-95	Dec-1997
Alcorta Shopping	-	204	2.601	669	204	3.270	3.474	1	1.392	4.867	Jun-92	Jun-97
Alto Noa	-	7	901	161	7	1.062	1.069	-	88	1.157	Sep-94	Mar-95
Buenos Aires Design	-	-	127	-	-	127	127	-	(127)	-	Nov-93	Nov-97
Patio Bullrich	-	164	2.838	315	164	3.153	3.317	1	(983)	2.335	Sep-88	Oct-98
Alto Rosario	-	738	376	893	738	1.269	2.007	5	2.096	4.108	Nov-04	Nov-04
Mendoza Plaza	-	206	1.480	956	206	2.436	2.642	11	(716)	1.937	Jun-94	Dec-1994
Dot Baires Shopping	-	629	559	4.388	629	4.947	5.576	6	(343)	5.239	May-09	Nov-06
Córdoba Shopping	Antichresis	75	1.232	252	75	1.484	1.559	-	(293)	1.266	Mar-90	Dec-2006
Distrito Arcos	-	-	-	2.109	-	2.109	2.109	-	(218)	1.891	-	Nov-09
Alto Comahue	-	51	184	2.375	51	2.559	2.610	-	(1.347)	1.263	-	May-06
Patio Olmos	-	155	289	1	155	290	445	1	453	899	May-95	Sep-07
Soleil Premium Outlet	-	166	558	450	166	1.008	1.174	1	680	1.855	-	Jul-10
Dot building	-	142	46	1.886	142	1.932	2.074	10	2.142	4.226	Sep-10	Nov-06
Bouchard 710	-	1.288	1.057	82	1.288	1.139	2.427	3	3.888	6.318	-	Jun-05
Bouchard 551	-	74	57	59	74	116	190	-	120	310	-	Mar-07
BankBoston tower	-	1.191	896	3	1.191	899	2.090	3	4.549	6.642	-	Aug-2007
República building	-	1.587	1.305	7	1.587	1.312	2.899	1	6.069	8.969	-	Apr-2008
Phillips building	-	-	1.350	1	-	1.351	1.351	-	1.317	2.668	-	Jun-17
Zetta building	-	429	-	3.325	429	3.325	3.754	119	8.461	12.334	-	Dec -14
Catalinas building	-	1.350	-	3.848	1.350	3.848	5.198	237	8.109	13.544	-	May-10
Others	-	234	967	384	234	1.351	1.585	-	2.935	4.520	N/A	N/A

Operations Center in Israel
Tivoli	-	334	4.182	2.690	334	6.872	7.206	-	7.297	14.503	Apr-11	Oct-15
HSBC	Mortgage	12.792	4.749	609	12.792	5.358	18.150	-	45.679	63.829	1927-1984	Oct-15
Others	-	2.641	5.983	641	2.641	6.624	9.265	-	(3.326)	5.939	N/A	N/A

Total rental properties		25.196	48.834	27.636	25.196	76.470	101.666	416	89.092	191.174

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition

Undeveloped parcels of land

Operations Center in Argentina
Building annexed to Dot	-	662	-	-	662	-	662	-	3.334	3.996	-	Nov-06
Luján plot of land	-	336	-	35	336	35	371	-	589	960	-	May-12
Caballito – Ferro	-	727	51	206	727	257	984	-	2.170	3.154	-	Nov-97
Santa María del Plata	-	3.107	815	-	3.107	815	3.922	-	16.055	19.977	-	Jul-97
La Plata plot of land	-	373	-	-	373	-	373	-	563	936	-	Mar-18
Intercontinental tower B	-	333	13	534	333	547	880	-	196	1.076	-	-
Others	-	117	39	67	117	106	223	-	355	578	-	-

Operations Center in Israel
Tivoli	-	747	-	9	747	9	756	-	119	875	Apr-11	Oct-15

Total undeveloped parcels of land		6.402	918	851	6.402	1.769	8.171	-	23.381	31.552

Properties under development

Operations Center in Argentina
PH Office Park	-	-	-	15	-	15	15	-	-	15	in progress	-
Building annexed to Alto Palermo Shopping	-	562	-	996	562	996	1.558	-	205	1.763	in progress	-
EH UTE	-	-	-	106	-	106	106	-	(31)	75	in progress	-
Others	-	-	-	148	-	148	148	-	(11)	137	N/A	N/A

Operations Center in Israel
Tivoli	-	71	1.014	416	71	1.430	1.501	-	(179)	1.322	in progress	Oct-15

Total properties under development		633	1.014	1.681	633	2.695	3.328	-	(16)	3.312
Total		32.231	50.766	30.168	32.231	80.934	113.165	416	112.457	226.038

(i) The breakdown of investment properties as of June 30, 2020 not includes leased farmlands for the amount of ARS 4,129.

(1) Properties located in Argentina.
(2) Properties located in United States of America.
(3) Properties located in Israel.